November 29,
2005


Mail Stop 4561

J. Michael Parks
17655 Waterview Parkway
Dallas, TX  75252

      Re:	Alliance Data Systems Corporation
		Form 10-K for the year ended December 31, 2004
		File No. 001-15749

Dear Mr. Parks:

      We have reviewed your filing and have the following comments.
We have limited our review to only the issues addressed below and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 7 - Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Discussion of Critical Accounting Policies

Securitization of credit card receivables, pages 29 - 30

1. We noted that you sell credit card receivables to a trust and retain servicing rights to those receivables, an equity interest in the trust, and an interest in the receivables. In return, the trust issues bonds in the capital market and notes in private transactions.
The proceeds from the debt are used to fund the receivables, while cash collected from cardholders is used to finance new receivables and repay borrowings and related borrowing costs, which appears to be the revolving period. Please explain to us how you recognize and measure the implicit forward contract to sell new receivables during the revolving period. Refer to paragraph 76 of SFAS 140.

Financial Statements and Notes

Note 2 - Summary of Significant Accounting Policies

Credit Card Receivables, page F-9

2. We noted that the company retains an interest in the credit card receivables that is carried at fair value on the Balance Sheet. Tell us what consideration the company gave to the disclosure requirements of paragraph 17 (f) (3) of SFAS 140 which requires disclosure of key assumptions used in measuring the fair value of the retained interests at the time of the securitization.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Yolanda Crittendon, Staff Accountant, at
(202)
551-3472 or the undersigned at (202) 551-3498 if you have questions.




							Sincerely,



            Linda VanDoorn
      Senior Assistant Chief Accountant

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J. Michael Parks
Alliance Data Systems Corporation
November 29, 2005
Page 1